FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated January 28, 2011: Excel Maritime Carriers Ltd. postpones the proposed offering of $250 Million Senior Notes due 2019.

Exhibit 1

Excel Maritime Carriers Ltd. postpones

the proposed offering of $250 Million Senior Notes due 2019

ATHENS, GREECE--January 28, 2011 -- Excel Maritime Carriers Ltd. (“Excel” or the “Company”) (NYSE:EXM) announced today the postponement of its proposed offering of $250 million Senior Notes it announced on January 14, 2011.

Due to the current market conditions, compounded by the recent announcement that Korea Line Corp (KLC) filed for receivership, the proposed offering has become less attractive than originally anticipated as a capital raising opportunity for the Company.

The Company considered the proposed offering as an opportunistic approach to take advantage of the debt capital markets by raising long term unsecured commitments at favorable terms.

The Company will seek to continue its deleveraging strategy by applying its cash generation to pay down debt and strengthen its Balance sheet and overall liquidity position while employing a balanced chartering strategy.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 42 vessels, among which one Capesize vessel is through a majority joint venture and, together with 7 Panamax vessels under bareboat charters, operates 49 vessels (7 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of over 4.2 million DWT. Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-looking Statements

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Excel Maritime to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause actual results to differ materially from the results expressed or implied in such forward-looking statements include the risk that the notes offering is not timely consummated or is not consummated at all.

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue - Suite 1536

New York, NY 10160 USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

http://www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

http://www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: January 28, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer